

**DIVISION OF
CORPORATION FINANCE**

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0306**

April 18, 2005

Mail Stop 05-11

Chief Executive Officer
AP Henderson Group
950 Eulalia Road N.E.
Atlanta, Georgia 30319

Re: Form 8-K filed 3/28/05
        Form 8-K/A filed 3/30/05
        File No. 000-31153

Dear Sirs:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

Please note that our review of this filing was limited to the matters pertaining to Item 4.02 of your report. At a later date, we may issue additional comments pertaining to the other matters described in the report.

1. It appears that your disclosure under Item 4.02 of Form 8-K was based on Item 4.02(a), in which the registrant's board of directors or other authorized board committee or management concluded that the previously issued financial statements should no longer be relied upon. Please revise your disclosure to include the disclosures required under Item 4.02 (a)(3) of Form 8-K, regarding whether the audit committee, board of directors, or authorized officers, discussed the matters disclosed in the filing with the registrant's independent accountant.

2. The dates indicated for your recent 10-Q filings do not correspond to the filing dates in the EDGAR system. Please revise your disclosure to indicate the correct filing date for each report, along with the period to which each report relates.

3. We note your disclosure regarding the engagement of an independent audit firm to investigate the apparent misrepresentations made by your former management. Please tell us supplementally whether this represents the engagement of a new independent accountant to audit your financial statements. If this is the case, you are required to file an 8-K – Item 4.01 within four business days of the change in accountants, providing all of the disclosures required under Item 304 of Regulation S-B, including a letter from the former accountant stating its agreement or disagreement with the disclosures made in the filing. Alternatively, if the engagement of the new accounting firm is not related to the ongoing audits of your financial statements, please revise your disclosure under Item 4.02 of Form 8-K to clearly indicate this.

Please file your supplemental response and amendment via EDGAR in response to these comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding this letter to Carlton Tartar at 202.942.2847.

Sincerely,

Carlton Tartar
Staff Accountant